Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Misguided Spirits, Inc.
379 Stratford Rd
Des Plaines, IL 60016
https://www.misguidedspirits.com/

Up to $1,235,000.00 in Class B Common Stock at $10.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Misguided Spirits, Inc.
Address: 379 Stratford Rd, Des Plaines, IL 60016
State of Incorporation: DE
Date Incorporated: May 30, 2023

Terms:

Equity

Offering Minimum: $124,000.00 | 12,400 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 123,500 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives and Bonuses*

Loyalty Bonus

Previous investors, friends and family, and long-time supporters will receive 15% bonus shares, along with 10% credit for purchases from the Misguided Spirits website.

Time-Based Investor Perks

The Early Adopter – Invest $500+ within the first two weeks and receive 10% bonus shares

The Advocate – Invest $1,000+ within the first two weeks and receive 15% bonus shares

The Ambassador – Invest $5,000+ within the first two weeks and receive 20% bonus shares

The Misguided Spirit – Invest $10,000+ within the first two weeks and receive 25% bonus

shares

Amount-Based Investor Perks

Tier 1: Invest $100 and receive 10.00 credit for Misguided Merch or Spirits.

Tier 2: Invest $250 and receive 25.00 credit for Misguided Merch or Spirits.

Tier 3: Invest $500 and receive 50.00 credit for Misguided Merch or Spirits.

Tier 4: Invest $1,000 and receive 100.00 credit for Misguided Merch or Spirits.

Tier 5: Invest $2,500 and receive 200.00 credit for Misguided Merch or Spirits.

Tier 6: Invest $5,000 and receive 400.00 credit for Misguided Merch or Spirits.

Tier 7: Invest $10,000 and receive a custom MS Neon and 400.00 credit for Misguided Merch or Spirits.

Tier 8: Invest $25,000 and receive an opportunity to Host a Misguided Spirits House Party with one of the founders bar tending your event, a limited edition Neon Bar Sign, and the required spirits for the party.

Tier 9: Invest $50,000 and receive an exclusive invitation to Oaxaca Mexico to finalize Black Doves Sacred Heart Mezcal, The Misguided House Party, a limited edition Neon Bar Sign, and the required spirits for the event.

Mid-Campaign Perks

Mid-Campaign Perk 1 – Invest $500 between days 30-35 and receive 5% bonus shares

Mid-Campaign Perk 2 – Invest $1,000 between days 60-65 and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Misguided Spirits will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Misguided Spirits is a premium spirits company focused on delivering high-quality well spirits to bars, restaurants, and retail partners. Established by industry veterans, Misguided Spirits provides a portfolio of spirits—vodka, gin, whiskey, rum, tequila, and triple sec—crafted to meet the demands of the hospitality sector. With a community-centered brand and unique storytelling, we cater to a market that values quality and character, allowing establishments to offer a premium house brand that enhances their beverage offerings and profitability.

Business Model

Misguided Spirits sells a curated portfolio of premium well spirits through wholesale partners to bars, restaurants, and liquor stores. Our products serve as a premium alternative to traditional well and call brands, providing establishments with spirits that enhance menu appeal and increase margins. By focusing on high-quality distribution and fostering strong relationships within the hospitality industry, Misguided Spirits prioritizes service quality and customer loyalty. This approach allows us to maximize value for our partners while building brand equity within the service industry.

Intellectual Property

Our brand's identity is deeply rooted in unique, character-driven storytelling that resonates with industry professionals and patrons alike. Each spirit label features antihero mascots inspired by historical figures known for living life on their own terms, creating an engaging brand narrative. Our brand imagery and storytelling establish a distinct position within the spirits industry, reinforcing our commitment to the service community and differentiating Misguided Spirits from traditional, corporate brands.

Competitors and Industry

Competitors

Misguided Spirits competes with established multinational brands like Diageo and Pernod Ricard, whose well and call products dominate the market. Unlike these legacy brands, Misguided Spirits brings a fresh and relevant alternative, emphasizing quality and a strong community connection. Our focus on the needs of bartenders and service professionals allows us to build loyalty, positioning us as the go-to premium house spirit for establishments looking to offer something distinctive and locally supported.

Industry

The premium spirits industry within the U.S. has shown strong growth, driven by consumers' increasing preference for high-quality, craft-style offerings. Within this competitive landscape, the "on-trade" segment (bars and restaurants) is estimated to represent $5 billion of a $17 billion market, providing significant growth potential for premium well brands. Misguided Spirits aims to capture 1% of the on-trade market, a goal supported by our established market presence and distribution contracts in key states.

Current Stage and Roadmap

Current Stage

Currently in an expansion phase, Misguided Spirits has distribution contracts covering 70% of the TABC market. With annual revenues of approximately $2.4 million and anticipated sales of 24,000 9-liter case equivalents this year, the company has experienced a growth rate of over 50% year-over-year. This momentum is largely driven by our partnership with Winebow and deepened by strategic relationships with high-velocity accounts, positioning us for sustained growth.

Future Roadmap

Over the next five years, Misguided Spirits will focus on expanding its "House of Misguided" initiative, a program designed to partner with bars and restaurants adopting our spirits as their primary well offerings. With a goal of establishing 1,000 House of Misguided accounts, representing roughly 0.2% of on-trade accounts nationwide, we aim to strengthen brand loyalty while driving sustainable growth. Through this focused expansion, Misguided Spirits intends to build brand equity and achieve consistent sales growth while aligning with distributors' strategic priorities.

The Team

Officers and Directors

Name: Chad Wodskow

Chad Wodskow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Principal Accounting Officer, Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Chad founded the company with his partner, James Zinkand. He currently manages the operations and marketing for the company. He receives $120k annual compensation and owns 41.7% of the company's equity.

Other business experience in the past three years:

- Employer: Molson Coors
  Title: Director Project Squeeze
  Dates of Service: November, 2019 - January, 2023
  Responsibilities: Chad led a cross functional team tasked with developing the next generation of Draft Beer. This included how we filter and package the beer as well as how the beer was dispensed.

Name: James Zinkand

James Zinkand's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co Founder, Secretary, Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: James is a co-founder that helps with the sales and creative execution. He earns $120k in annual compensation and owns 39.9% of the company's equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
MIsguided was formed on December 18, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Misguided has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Cautionary Statement on Forward-Looking Statements

This instrument and the Company's business plan contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are not historical facts, but rather are based on the Company's current expectations, estimates, and projections about the Company and its industry. You can identify these forward-looking statements when you see the Company using words such as "expect," "anticipate," "estimate," "plan," "believe," "seek," and other similar expressions that are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted. All statements other than statements of historical facts included in this instrument and the Company's business plan including, without limitation, the financial projections and assumptions, are forward-looking statements. These risks and uncertainties include those described in this instrument. You should not place undue reliance on these forward-looking statements, which reflect the Company's management's view only. The Company undertakes no obligation to update these statements or to report the result of any revision to the forward-looking statements that the Company may make to reflect events or circumstances after the date of this instrument or the Company's business plan or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Management will have substantial direction over the use of proceeds received from this offering

The Company's management will have significant flexibility in applying the net proceeds of this offering and may apply the proceeds in ways in which investors of this offering do not agree. The failure of the Company's management to apply these funds effectively could materially harm the business of the Company. The description of the proposed use of the net proceeds of this offering represents the Company's management's best estimate of the expected use of funds to finance the Company's activities in accordance with its management's current objectives and overall market conditions.

Risks associated with intellectual property

The Company's inability to adequately protect its intellectual property could allow its competitors and others to provide beverages with formulas and other intellectual property rights similar to its own, which could substantially impair its ability to compete. Despite the Company's efforts to safeguard its unpatented and unregistered intellectual property rights, it may not be successful in doing so or the steps taken by the Company in this regard may not be adequate to detect or deter misappropriation of the Company's formulas or to prevent an unauthorized third party from copying or otherwise obtaining and using its products and other proprietary information. The Company's inability to adequately protect its intellectual property could allow its competitors and other to produce similar products and could substantially impair its ability to compete.

Third parties may claim the Company's business or its formulas infringe on their intellectual property, and the Company could suffer significant litigation or licensing expenses, damages, or injunctive relief, requiring the Company to obtain licenses from third parties or develop a non-infringing alternative

The Company may be forced to defend ourselves against claims and legal actions alleging infringement of the intellectual property rights of others. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties could require it to seek licenses from third parties, or if such are not available could require the Company to seek other alternatives. Third parties could, in the future, assert infringement or misappropriation claims against it with respect to the Company's current or future products. Although the Company performs investigations of the intellectual property of third parties, it cannot be certain that it has not infringed the intellectual property rights of such third parties. Any such infringement or misappropriation claim could result in significant costs and damages. Because litigation costs are substantial that and any adverse outcomes could materially adversely affect the Company's financial condition.

Risks associated with financial projections
The Company's financial projections are based upon assumptions that it believes to be reasonable. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Also, the Company has a limited operating history on which to base the Company's financial projections. The Company believes the prediction of future results of operation is difficult and actual results achieved during the periods covered may be materially and adversely different. Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company will not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that existing consumer demand for its goods will continue. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Moreover, the Company's independent public accountants have not compiled or examined the projections, and accordingly, are unable to express an opinion or give any other form of assurance concerning such projections.

The Company depends on the reliability and continuity of its data management systems
As a retail centric operation, the Company is dependent upon the continued reliability of the Company's data management and inventory tracking systems. Although the Company has reliable systems in place, there is no guarantee that these systems will continue to be accurate and consistent in the future.

The Company has an uncertain ability to meet future cash needs
The Company may need additional financing in the future to fund next stages of growth. There can be no assurances that the Company's operations will generate sufficient cash flows to enable it to pay its indebtedness (as applicable) or to fund other liquidity needs. If the Company cannot make scheduled payments on debt, the Company will be in default and, as a result, among other things, one or more of the Company's debt holders could declare all outstanding principal to be due and payable and take measures to realize on its collateral which could force the Company to liquidate certain assets or alter business operations or debt obligations. Moreover, if the Company is unable to obtain additional capital or if the Company's current sources of financing are reduced or unavailable, the Company will likely be required to delay, reduce the scope of, or eliminate plans for expansion, which could adversely affect its overall operations and ability to survive.

The Company's growth will depend on its ability to develop awareness
The Company believes that establishing widespread awareness will be critical to achieving widespread acceptance and adoption of the Company's products. Promoting and positioning of the Company's products will depend largely on the success of its marketing efforts, distribution channels, and its ability to provide high quality service. Establishing a significant presence for beverages often requires substantial marketing investment to generate the necessary adoption rates. Promotional activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses the Company incurs in building its essence and its products.

The Company may have difficulty managing its growth
The Company's ability to compete effectively and to manage future growth will depend on its ability to continue to implement and improve operational, financial, and management information systems on a timely basis and to expand, train, motivate, and manage the Company's work force. The Company intends to rapidly and significantly expand its operations, and anticipate that further significant expansion will be required to implement its business strategy and penetrate market opportunities. This expansion is expected to place a significant strain on the Company's managerial, operational, and financial resources. To manage the expected growth of the Company's operations, it will be required to develop and maintain operational and financial systems and procedures and controls. There can be no assurance that the Company's personnel, systems, procedures, and controls will be adequate to support its operations, and any deficiencies in that regard could have a material adverse effect on its business, financial condition, or results of operations.

The Company's voting control is concentrated and controlled by its management, which could cause conflicts of interest
Chad Wodskow, who is a Director and President of the Company, has majority control of the Company. As a result, Mr. Wodskow will have the ability to significantly influence the outcome on all matters requiring shareholder approval, including the election and removal of directors and the ability to significantly influence the Company's management and its affairs.

The Company is dependent on key management
The Company is highly reliant on the services of its founders, and their actions greatly influence the Company's success. The implementation of the Company's business plan and its continued success relies on key members of the management team and sales, marketing, and finance personnel. These employees may not continue to work for the Company and the Company may not be able to replace these employees with personnel of similar caliber, should they leave the Company. Should one or more of these members of the Company's management team leave the Company, its financial results may be

impaired.

The Company may not be able to raise adequate capital

If the Company is unable to raise sufficient capital investments, it will have less marketing and advertising money, which might impact the Company's sales depending on consumer acceptance of its products. This will necessitate revision of the Company's business plan and may require it to seek additional capital on less favorable terms. The Company's inability to obtain required capital could preclude it from achieving profitability.

Infringement of the Company's brand name may damage its business

The Company's products are branded consumer products. The Company's ability to distinguish its brand name from those of its competitors depends, in part, on the strength and vigilant enforcement of its brand name. Competitors may use trademarks, trade-names or brand names that are similar to those of the Company, thereby weakening the Company's intellectual property rights. If the Company's competitors infringe on its rights, the Company may have to litigate in order to protect such rights. Litigation may result in significant expense and divert the Company's attention from business operations. In addition, the Company cannot assure you that it would be successful in protecting its rights.

Changes in applicable law may affect product and service offerings

The Company's products may become subject to greater regulation. The applicable laws and regulations may change significantly in the future. The Company continuously monitors these developments and modifies its operations as necessary. The Company may not be able to adapt its operations to address new regulations which could adversely affect its business.

The Company is subject to regulations of and licensing by various governmental agencies

The U.S. alcohol industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, the Federal Alcohol and Tobacco Tax and Trade Bureau, and various state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, shipping restrictions, permitted and required labeling, advertising and relations with wholesalers and retailers. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes or international tariffs, could negatively impact the Company financially. Future legal challenges to the industry, either individually or in the aggregate, could harm the Company's business if they impose requirements which the Company is unable to meet.

The Company's business is subject to seasonal fluctuations

Seasonal factors may cause the Company's revenues to fluctuate from quarter to quarter. Historically, average daily sales are lower in the third and fourth quarters due, in part, because fewer people drink alcoholic beverages during periods of inclement weather (hot weather and hurricane season) than during periods of mild or warm weather (the winter and spring months). Other factors also have a seasonal effect on the Company's potential results.

The Company faces risks associated with changes in customer tastes and preferences, spending patterns and demographic trends

Changes in customer preferences, general economic conditions, discretionary spending priorities, and demographic trends affect the beverage industry. The Company's success depends to a significant extent on consumer confidence, which is influenced by general economic conditions, local and regional economic conditions in the markets in which the Company operates, and discretionary income levels. The Company's sales may lag during economic downturns, which can be caused by various factors such as high gasoline prices, high unemployment, declining home prices or tight credit markets. Any material decline in consumer confidence or a decline in family spending could adversely affect the Company's sales, operating results, and financial condition.

The Company is dependent on relationships with raw material supply partners (for liquids and bottles), distributors, and retail chains, and the ability to create more such relationships

The Company's business model for all of the Company's products offered is retail/supply-centric. Successful implementation of it is predicated on the Company's ability to create and nurture strong partnerships with distributors, suppliers, and retail chains. If the Company is unable to maintain existing partnerships or establish new ones, the Company's revenues may decrease and it may never attain profitability.

The Company may be unable to gain any significant market acceptance for its products or establish a significant market presence with the retailers and consumers

If the Company is unable to gain market acceptance, it will not be able to generate revenue and the Company's business will fail. The Company's growth strategy is substantially dependent upon the Company's ability to market the Company's future products successfully to consumers or beer distributors and retailers who sell the Company's products. However, it may be very difficult to achieve significant acceptance and product appeal, due to competition and other factors outside of the Company's control. Such acceptance, if achieved, may not be sustained for any significant period of time nor build to an acceptable volume that is sufficient to maintain the Company's business. In addition, there is no guarantee that any acceptance by customers will continue. Failure of the Company's products to achieve or sustain market acceptance could have a materially adverse effect on the Company's business, financial conditions, and the results of the Company's operations.

The Company faces substantial competition from several competitors, some of whom have far greater resources, which may make it more difficult for the Company to achieve significant market penetration

The market for beverage products is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. While the Company believes that its products occupy a unique niche in each individual marketplace, other companies offer similar products that compete for the same demographic, and could compete more directly with the Company by developing products functionally the same as the Company's products. Most of these competitors are larger and more deeply funded companies with significantly greater resources for product development and marketing. In addition to the current market players, at any time, other companies may develop additional competitive products in the same category. If the Company is unable to compete effectively against existing or future competitors, net revenues of the Company's products would decline. Some of the Company's competitors may compete by lowering the price of their products or ancillary supplies. If these competitors' products were to gain acceptance by the consumers, a downward pressure on prices for the Company's products could result. If prices were to fall, the Company may not grow sufficiently to achieve profitability.

The Company's business is speculative and involves substantial risks

Factors bearing upon the success of the Company's business will include, among others, the quality of the Company's product, the attractiveness of the packaging, the adequacy of distribution in the marketplace, and the experience and skill of the Company's management. In addition, more general economic conditions will also affect the Company's potential profitability.

The Company has a limited operating history and a small management team and staff

The Company's current and proposed operations are subject to all of the risks inherent in a growing business enterprise, including the likelihood of operating losses. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of its business, products, and channels of distribution, and current and future development, as well as in the competitive nature of the beverage industry, especially for an alcoholic beverage. If these risks materialize, the Company's business could be seriously harmed. The Company cannot guarantee it will be profitable, have a positive cash flow, or be able to continue in business.

The Company is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation

The Company and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. The Company may also be subject to litigation in the ordinary course of its operations, including in connection with commercial disputes, employment matters and the acquisition or disposal of businesses or other assets. The Company is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, environmental, anti-corruption and other relevant regulatory authorities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to the Company or its brands, and/or impact the ability of management to focus on other business matters, and may adversely affect the Company's business and financial results.

Federal And State Laws Governing Ownership Interests In Alcoholic Beverage Licensees May Impact Your Ability To Invest In The Company

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practices and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied-house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practices and tied-house requirements regardless of such investors' amount of investment in the Company. In connection therewith, investor is required to represent and warrant to the Company in connection with this offering that each investor is not disqualified under applicable laws from owning equity interests in the Company and that investor will promptly provide the Company with all information and documentation necessary or desirable for the Company to make such determination. If an investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, the investor's shares may be subject to redemption.

If We Do Not Comply With The Specialized Regulations And Laws That Regulate The Alcoholic Beverage Industry, Our Business Could Be Materially Adversely Affected

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, and we will have state importation permits with ABC, and various out-of-state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its operations.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied-House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of stock, or failure to provide requested information to verify compliance with these laws, jeopardize the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied-House laws—such as through prohibited ownership in another tier, undue influence, or regulatory changes— the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

The Company has a concurrent open Reg D offering round raising convertible promissory notes under Reg D 506(b)

The Company has a concurrent open offering under Reg D 506(b) of up to $1,500,000 in convertible promissory notes. The Company has not yet defined the class of securities into which the notes will convert, if they ever do. While some, or all, notes may never convert into shares of equity, there is a potential for additional dilution of your investment. Please refer to the Dilution section of the offering materials for further information.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chad Wodskow	730,800	Common Stock	41.7%
James Zinkland	700,000	Common Stock	39.9%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 123,500 of Class B Common Stock.

Common Stock

The amount of security authorized is 2,200,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

2024 Equity Incentive Plan

Under the Company's 2024 Equity Incentive Plan ("Incentive Plan"), which is administered by the Company's Board, employees, consultants and directors are eligible to receive stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, substitute awards, and other stock-based awards, in each case intended to align the interests of participants with those of our stockholders. We have reserved 247,200 shares of Common Stock for issuance under the Incentive Plan. In addition, on the first day of each calendar year beginning on January 1, 2026 and ending on January 1, 2035, the aggregate number of shares reserved for issuance under the Equity Incentive Plan will be increased automatically by the number of shares equal to the lesser of (i) 1% of the total number of all classes of our outstanding shares of Common Stock on the immediately preceding December 31 and (ii) such lesser number (including zero) as may be determined by the Company's Board of Directors.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $627,000.00
Maturity Date: December 31, 2025
Interest Rate: 4.43%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $2,500,000 qualified financing.

Material Rights

There are no material rights associated with Convertible Note.

Class B Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 9. Background, Compliance Requirements, and Redemption Rights in the Subscription Agreement.

What it means to be a minority holder

As a minority holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The Company concurrently has a separate open offering round of up to $1,500,000 in convertible promissory notes under Reg D 506(b), the class of securities into which the notes will convert has not yet been determined. Please see also the Risk Factors section on how this may affect your investment

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $627,000.00
  Use of proceeds: Inventory
  Date: October 08, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,382,168 compared to $2,007,598 in fiscal year 2023. Growth in 2023 was driven by year or year sales growth of 45%.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,238,896 compared to $1,301,386 in fiscal year 2023. Our cost of sales significantly improved in 2023. This was driven by efficiencies in our procurement process and cost efficiencies in the production process.

Gross Margins

Gross margins for fiscal year 2022 were $143,272 compared to $685,232 in fiscal year 2023. Gross Margins improved in 2023 as sales increased by 38% and product costs decreased by 25%

Expenses

Expenses for fiscal year 2022 were $972,772 compared to $2,159,331 in fiscal year 2023.

Business expenses increase in 2023 as we partnered with a larger distributor, and began the rollout of the brand to markets outside our home market. The primary source of business expenses was our people, Increased marketing to promote the brand in new markets, and administrative fees required to open up new markets.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows are indicative of revenue and cash flows expected in the future. We project that as we continue to grow sales volume and revenue we will continue to reduce our operational cost due to the improved variable cost efficiencies associated with the larger volume base. Our volume growth is being generated by increased sales in existing markets, as well as expansion into new markets. Our primary objective is to become cash flow positive within the next 18 months. We will achieve this by becoming fully integrated within our distributors footprint, while realizing the cost savings implemented into our production process. Additionally we will recognize a lower variable cost of sales support as volumes continue to increase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2024 the Company has 279K in capital available in the form of 40K Cash on hand and 249K in Accounts Receivable.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the continued purchase of inventory as we expand our footprint.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for +24 months. To do this we would reduce our operating costs, and our marketing costs to ensure we are cash flow positive. We currently generate +$2M in revenue, and generate $1M in gross margin. By reducing our operating costs, it would slow our growth rate, but the company would be self-sustaining.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for +24 months. This is based on our current monthly burn rate of $50K for expenses related to salaries, and marketing expenses. We project that with our current growth rate of +50% vs prior year the company will be cash flow positive in 12 months. The primary difference between the scenarios is the impact of maintaining the investment to support our growth rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including issuing a convertible note to friends and family.

Indebtedness

- Creditor: Village Bank & Trust, N.A. - SBA Loan
  Amount Owed: $324,435.00
  Interest Rate: 9.5%
  Maturity Date: October 31, 2030

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note
  Amount Owed: $110,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note
  Amount Owed: $150,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note
  Amount Owed: $11,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note
  Amount Owed: $50,000.00
  Interest Rate: 4.43%
  Maturity Date: December 31, 2025

- Creditor: Chad Wodskow
  Amount Owed: $714,921.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2030

Related Party Transactions

- Name of Person: Chad Wodskow
  Relationship to Company: CEO, President, Principal Accounting Officer, Board Member
  Nature / amount of interest in the transaction: Chad is CEO, President, Principal Accounting Officer, and Board Member. He also owns 90% of the voting power of the Company.
  Material Terms: On January 1, 2022, the Company borrowed a total of $1,010,000 from Chad Wodskow. The balance as of 12/31/2023 was $714,921. The interest rate is 7%.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  46.0%
  We will use 46% of the funds raised to purchase inventory for the Company and continue to reduce our product cost.

- Company Employment
  16.0%
  We will use 16% of the funds to hire key sales personnel in our core markets. Wages to be commensurate with training, experience and position.

- Working Capital
  15.5%
  We will use 15.5% of the funds for working capital to cover expenses for the marketing support as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  50.0%
  We will use 50% of the funds raised to purchase inventory for the Company and continue to reduce our product cost.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key sales personnel in our core markets. Wages to be commensurate with training, experience and position.

- Working Capital
  19.5%
  We will use 19.5% of the funds for working capital to cover expenses for the marketing support as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.misguidedspirits.com/ (misguidedspirits.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/misguidedspirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Misguided Spirits, Inc.

[See attached]

MISGUIDED SPIRITS, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Misguided Spirits, Inc.
Des Plaines, Illinois

We have reviewed the accompanying consolidated financial statements of Misguided Spirits, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of shareholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

November 4, 2024
Los Angeles, California

MISGUIDED SPIRITS, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,080,660	$	50,340
Accounts Receivable, net		258,622		51,556
Inventory		525,790		511,578
Prepaids and Other Current Assets		4,284		9,952
Total Current Assets		1,869,356		623,426
Total Assets	$	1,869,356	$	623,426
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,566,651	$	185,161
Credit Cards		29,843		33,462
Current Portion of Loans and Notes		38,023		-
Line of Credit		989,447		677,493
Total Current Liabilities		2,623,964		896,117
Loans and Promissory Notes, net of current portion		278,495		-
Related Party Loans		714,921		704,500
Convertible note, net of current portion		471,000		-
Accrued Interest		99,224		49,180
Total Liabilities		4,187,604		1,649,797
STOCKHOLDERS' EQUITY				
Common Stock		3		-
Members' Equity		-		382,104
Additional Paid in Capital		527,101		-
Accumulated Deficit		(2,845,352)		(1,408,475)
Total Stockholders' Equity		(2,318,248)		(1,026,371)
Total Liabilities and Stockholders' Equity	$	1,869,356	$	623,426

See accompanying notes to consolidated financial statements.

MISGUIDED SPIRITS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED) — 3 —

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	2,007,598	$	1,382,168
Cost of Goods Sold		1,301,386		1,238,896
Gross Profit		**706,212**		**143,272**
Operating Expenses				
General and Administrative		1,373,433		650,008
Selling and Marketing		606,309		282,697
Total Operating Expenses		**1,979,742**		**932,705**
Net Operating Loss		**(1,273,530)**		**(789,432)**
Interest Expense		177,595		89,248
Other (Income)/Loss		(14,248)		80,757
Loss Before Provision for Income Taxes		**(1,436,877)**		**(959,437)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(1,436,877)**	$	**(959,437)**

See accompanying notes to consolidated financial statements.

MISGUIDED SPIRITS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Amount	Members' Equity	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ 382,104	$ -	$ (449,038)	$ (66,934)
Net Loss	-	-	-	-	(959,437)	(959,437)
Balance—December 31, 2022	-	$ -	$ 382,104	$ -	$ (1,408,475)	$ (1,026,371)
Members Contribution	-	-	145,000	-	-	145,000
Conversion from LLC to C-Corp	29,000	3	(527,104)	527,101	-	(0)
Net Loss	-	-	-	-	(1,436,877)	(1,436,877)
Balance—December 31, 2023	29,000	$ 3	$ -	$ 527,101	$ (2,845,352)	$ (2,318,248)

See accompanying notes to consolidated financial statements.

MISGUIDED SPIRITS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,436,877)	$ (959,437)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Accrued Interest	50,044	49,180
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(207,066)	(47,953)
Inventory	(14,212)	(346,355)
Prepaids and Other Current Assets	5,668	86,678
Accounts Payable	1,381,490	178,764
Credit Cards	(3,619)	2,871
Net Cash Used In Operating Activities	**(224,572)**	**(1,036,252)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used In/Provided by Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit	311,954	255,493
Borrowing on Shareholder Loans	10,421	704,500
Borrowing on Promissory Notes and Loans	316,518	-
Borrowing on Convertible Notes	471,000	-
Members' Contribution	145,000	-
Net Cash Provided by Financing Activities	**1,254,893**	**959,993**
Change in Cash & Cash Equivalents	**1,030,320**	**(76,258)**
Cash & Cash Equivalents —Beginning of The Year	50,340	126,598
Cash & Cash Equivalents—End of The Year	**$ 1,080,660**	**$ 50,340**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 177,595	$ 89,248

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATION

Misguided Spirits, Inc. was incorporated on December 18, 2018, in the State of Illinois as Misguided Spirits LLC. On May 13, 2023, the company converted from LLC to a C corporation in the State of Delaware and changed its name to Misguided Spirits, Inc. The company also has one partially owned subsidiary, Misguided Vines LLC, which is 66% owned and was organized on August 4, 2022, in the State of Illinois. The consolidated financial statements of Misguided Spirits, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Des Plaines, Illinois.

Misguided Spirits is a premium spirit brand specializing in blending bulk-distilled spirits with natural ingredients to create unique products, including Vodka, Gin, Blended Whiskey, Silver Rum, Dark Rum, Blanco Tequila, Reposado Tequila, and Triple Sec Liqueur. We distribute through Wine bow, Homegrown, Premium Distributors, Best Brand, and River City across multiple states. Our support includes trade marketing programs tailored to menus and key consumption occasions, as well as targeted sales support in markets like NYC, Nashville, Atlanta, Chicago, and Tampa. Additionally, we boost brand visibility through social media and national industry events.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC insured limits by $593,010 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.
- Online Sales – Pickup Orders: Revenue is recognized at a point-in-time when the customer picks up the goods from the Company's premises.
- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of materials and ingredients, packing materials, and other variable and fixed overheads.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $606,309 and $282,697, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 4, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Insurance	4,284	1,640
Prepayment Deposits at Supplier	-	2,812
Deposits Held	-	5,500
Total Prepaids and Other Current Assets	$ 4,284	$ 9,952

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	392,934	274,391
Work-in-process	132,856	237,188
Total Inventory	$ 525,790	$ 511,578

5.   LINE OF CREDIT

On March 10, 2022, the Company entered into a line of credit with the U.S. Bank National Association, allowing borrowings of up to $1,000,000. Interest on each advance accrues at an annual rate of 2.35% plus the greater of (i) zero percent (0.0%) or (ii) the one-month forward-looking term rate based on SOFR, as quoted by the Bank from the Term SOFR Administrator's website. Interest is payable beginning April 15, 2022, and on the same date of each consecutive month thereafter (except that if a given month does not have such a date, the payment will be due on the last day of that month), plus a final interest payment upon the repayment of principal. The principal is payable on demand. Interest will be computed for the actual number of days the principal remains unpaid, using a daily factor obtained by dividing the stated interest rate by 360. As of December 31, 2023, and December 31, 2022, the Company had withdrawn $989,447 and $575,000, respectively, on the line of credit.

On February 2, 2022, the Company entered into a Financing and Security Agreement with Celtic Bank Corporation that allows borrowing under the following terms: an interest rate of 2.75%, 12 installments, monthly repayment frequency, and a draw fee of 1.6%. As of December 31, 2023, and December 31, 2022, the Company had withdrawn $0 and $102,493, respectively, under this agreement.

6.   DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Village Bank & Trust, N.A. - SBA Loan	$ 500,000	9.5% (prime rate + 1%)	31/10/2023	31/10/2030	$ 38,023	$ 278,495	$ 324,435	$ -	$ -	$ -
Total					$ 38,023	$ 278,495	$ 324,435	$ -	$ -	$ -

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note- a certain lender	$ 25,000	4.43%	06/10/2023	12/31/2025	$ -	$ 25,000	$ 25,000	$ -	$ -	$ -
Convertible Note- a certain lender	100,000	4.43%	06/10/2023	12/31/2025	-	100,000	100,000	-	-	-
Convertible Note- a certain lender	110,000	4.43%	06/14/2023	12/31/2025	-	110,000	110,000	-	-	-
Convertible Note- a certain lender	25,000	4.43%	06/10/2023	12/31/2025	-	25,000	25,000	-	-	-
Convertible Note- a certain lender	150,000	4.43%	06/10/2023	12/31/2025	-	150,000	150,000	-	-	-
Convertible Note- a certain lender	11,000	4.43%	06/10/2023	12/31/2025	-	11,000	11,000	-	-	-
Convertible Note- a certain lender	50,000	4.43%	08/03/2023	12/31/2025	-	50,000	50,000	-	-	-
Total	$ 471,000				$ -	$ 471,000	$ 471,000	$ -	$ -	$ -

Each note will be convertible into Conversion Shares pursuant to the following events:

- **Conversion upon a Qualified Equity Financing.** In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells shares of any class or series (the "New Equity Securities") with an aggregate sales price of not less than $2,500,000.00 whether in one transaction or a series of related transactions (a "Qualified Equity Financing"; such amount being exclusive of the Notes issued in this financing pursuant to the Note Purchase Agreement referred to herein or other convertible securities issued for capital raising purposes), then the outstanding principal amount of Notes and any unpaid accrued interest shall automatically convert in whole without any further action by Investor into that whole number of shares of New Equity Securities (of the same series issued pursuant to the Qualified Equity Financing) at a conversion price equal to the lesser of (i) the cash price paid per share for the New Equity Securities by the investors in the Qualified Equity Financing multiplied by .85, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Equity Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Equity Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes), then such conversion price as determined in agreement (ii) multiplied by .85. The issuance of New Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the New Equity Securities sold in the Qualified Equity Financing.

- **Maturity Date Conversion.** In the event that Note remains outstanding on the Maturity Date, then the outstanding principal balance of Note and any unpaid accrued interest shall automatically without any further action by the Investor convert as of the Maturity Date into shares of the Company's Common Stock at a conversion price equal to the lesser of (i) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes), then such conversion price as determined in agreement (i) multiplied by .85, and (ii) the Net Sales Revenue Conversion Price determined as of the Maturity Date, then such conversion price as determined in agreement (ii) multiplied by .85. For purposes hereof, the "Net Sales Revenue Conversion Price" shall be equal to the quotient resulting from dividing the product of three (3) times the trailing 12 month net sales revenue reported on the Company's profit and loss statement) as of the Maturity Date by the number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes).

- **Change of Control.** If the Company consummates a Change of Control (as defined below) while Note remains outstanding, the Company shall automatically without any further action by the Investor convert the outstanding principal balance of Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes), then such conversion price determined in agreement multiplied by .85. For purposes of Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Related Party Loans

During the years presented, the Company borrowed money from the owner and the CEO, Chad Wodskow. The details of the loans from the owners are as follows:

					As of December 2023			As of December 2022		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Chad Wodskow	$ 1,010,000	7.00%	01/01/2022	01/01/2030	$ -	$ 714,921	$ 714,921	$ -	$ 704,500	$ 704,500
Total					$ -	$ 714,921	$ 714,921	$ -	$ 704,500	$ 704,500

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 100,000 shares of common stock with a par value of $0.0001. As of December 31, 2023, 29,000 shares of common stock, respectively, have been issued and were outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (438,247)	$ -
Valuation Allowance	438,247	-
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(438,247)	$	-
Valuation Allowance		438,247		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $1,436,877. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

On January 1, 2022, the Company borrowed money from its shareholder and therefore a related party, Chad Wodskow, under the following terms: a principal amount of $1,010,000, an interest rate of 7% per annum, and a maturity date of January 1, 2030. As of December 31, 2023, and December 31, 2022, the outstanding balance of this loan was $714,921 and $704,500, respectively.

11. SUBSEQUENT EVENTS

On August 1, 2024, the Company issued a subordinated unsecured convertible note to Scott Wodskow (an immediate family member of Chad Wodskow, the founder and the CEO) in the total amount of $150,000. This convertible note bears interest at a rate of 4.43%, and all unpaid principal and accrued interest are due and payable in full on December 31, 2025.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,273,530, an operating cash flow loss of $224,572 and liquid assets in cash of $1,080,660, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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House Spirits With An Edge. Made For The People That Pour Them.

Misguided Spirits is an employee-owned, fast-growing premium house spirits brand, built by industry veterans, offering high-quality spirits that bartenders are proud to pour and consumers love to drink.

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MISGUIDED
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REASONS TO INVEST

GROWTH TRAJECTORY: Using the numbers from the 2023 Craft Spirits Data Project, we estimate that we are alrea dy a Top craft distiller producer by volume within 3 years in NYC; aiming to triple volume and expand into 25 U.S. metro markets, driving national growth through strong distributor partnerships.

INDUSTRY-DRIVEN BRAND: Crafted by bartenders for bartenders, Misguided Spirits delivers premium house spirits





SCALABLE AND EFFICIENT MODEL: Lean operations, expanding margins, and outsourced production position for cost-effective expansion into key U.S. markets, with a proven, repeatable growth strategy.

*HISTORICAL GROWTH & PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

MISGUIDED SPIRITS HAS A CONCURRENT OPEN OFFERING UNDER REGULATION D 506(B). PLEASE SEE THE RISK FACTORS AND DILUTION SECTIONS OF THE OFFERING MEMORANDUM.

TEAM



Chad Wodskow • CEO, President, Principal Accounting Officer, Board Member

A Brand Marketing Professional with +20 years leading Global Brands, Chad has worked on iconic brands throughout his career across many countries. Misguided Spirits began as a passion project to validate a more sustainable approach to building Global Brands.

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James Zinkand • Co Founder, Secretary, Board Member

New York Hospitality Veteran with experience in running and operating various New York City hotspots including Eataly, Lafayette, and Zerospace. Created Misguided Spirits out of the need to see a more equitable approach to how spirits were sold and marketed in accounts. One should not have to compromise quality to get a house pour affordable for both the consumer and the bar.

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THE PITCH


Misguided Spirits wasn't born out of some fancy corporate boardroom or by dudes in suits, sipping expensive whiskey in a mahogany office. No, we clawed our way up from the trenches. Service industry vets are forced to choose between house brands that taste like lighter fluid or ancient overpriced bottles that should be in a museum, not your glass—both guaranteed to ruin your night or your wallet.

We said, "Nah, screw that!" Bartenders deserve premium spirits they can actually be proud to pour without tanking the bar's profits. So, we created Misguided Spirits—a brand for the rule breakers, misfits, and local legends who keep the industry alive. We're not just making booze; we're making a statement – and trust us, you won't forget it anytime soon.

We're seeing strong success in the bloodthirsty New York market, and now we've teamed up with Winebow to expand into additional U.S. battlegrounds. National expansion? Yeah, we're coming for it. And here's the kicker: our premium house brands are not designed to just stand toe-to-toe with the legacy giants—but we believe we have the potential to outperform them. We're boosting profitability for bars and restaurants, and we're doing it with style.

So, get ready – the revolution is being poured, one shot at a time.

Get Equity
$10.00 Per Share

MIN INVEST ⓘ
$100

VALUATION
$20M





THE OPPORTUNITY

Elevating House Brands

A New Approach to Spirits

The house spirits category is ripe for disruption. Traditionally filled with low-quality, forgettable brands, it's where bars maximize profits but often compromise on quality. Misguided Spirits helps customers invest their revenue back into their bars and restaurants, not overpriced brands, by offering premium house spirits—that are affordable but sophisticated enough for signature cocktails.


THE GOODS

HINKY DINK'S
WORKINGMAN'S WHISKEY

BATHHOUSE JOHN'S
WELL DRESSED GIN

HOWE & HUMMEL'S
CROOKED VODKA

BLACK DOVE'S
SACRED HEART BLANCO TEQUILA




Crafted for Bartenders, Built for Bars

Misguided Spirits wasn't made for people who sip cocktails with their pinkies up. We made this stuff for the bartenders who've seen some things—the ones who've had drinks thrown at them by drunks and dealt with enough terrible first dates to question humanity. We're using real ingredients that don't taste like paint thinner, and guess what? Bartenders actually want to pour it. Why? Because it's their brand. They own it, they pour it, and boom—suddenly we believe we will be everywhere, spreading faster than that questionable decision you made last weekend. We're not just a brand; we're a community in a bottle. And yeah, we call that organic growth.

A Scalable Model for National Expansion

Our outsourced production keeps overhead low, while our agile sales strategy focuses on key metro markets to create cultural momentum. Misguided Spirits has already proven its model in New York, and by our estimates, becoming a top craft distiller in just three years. As we expand, we plan to leverage our proven strategies to achieve success in other markets, capitalizing on our growing network of advocates in the service industry.

Authentic Partnerships and Community

Alright, let's clear something up—Misguided Spirits doesn't just hook up with any old brand. We're talking legends here. First, there's Mercedes (because nothing says classy like rolling up in one of those), and if



like to look cool while we're at it—and Paly Hollywood . Oh, and Old Bones Society—they've got more street cred than we'll ever admit. We've also got KCBC and Liquid Death keeping us hydrated (or not), while Grillos Pickles brings the crunch. And let's not forget Warp Records, Wild Honey Pie, High Snobiety, Pabst Blue Ribbon, Underberg, Dirty Magazine, and H Lorenzo—we've basically assembled the ultimate squad of cool. These aren't just partnerships; they're like that misfit group you never knew you needed but now can't live without.



THE POWER OF
PARTNERSHIPS
PROJECT 91
carhartt
WORK IN PROGRESS
AKILA
Paly
Pabst Blue Ribbon
KC BC
Liquid Death
MOUNTAIN WATER
GRILLO'S PICKLES
WARP
HIGHSNOBIETY
Underberg
Dirty
H.LORENZO

THE MARKET & OUR TRACTION

Thriving in a $205 Billion Market




PERFORMANCE

*2022 Distilled Spirits Council of the US

Based on our estimates, Misguided Spirits became a top Craft Distiller in year 3 while available only in NYC, focusing on 1 channel.

Our Commercial Success

The spirits industry is booming, with the U.S. market generating $250 billion annually and spirits leading the growth at a 4.1% CAGR. While the market is saturated with over 2,600 distilleries, Misguided Spirits stands apart by focusing on the independent on-trade market, which drives 60% of spirit revenue at bars. By offering a premium product for the well, we solve a key problem for bar owners—how to maximize profitability without compromising quality.



Misguided Spirits is a Brand that works in Oklahoma as well as it does in NY.



BEN CALLAWAY
GENERAL MANAGER

> Adding Misguided Spirits to our Portfolio has driven incremental revenue as it has become a top 15 brand for us in less than 12 months.

ED PLANTE
HGD: CRAFT COLLECTIVE HOME GROWN

> Misguided Spirits' Howe and Hummel's Crooked Vodka. This is a New York City brand created by bar industry veterans. The price and quality are on point.

PETE VASCONCELLOS
BEVERAGE DIRECTOR • ALBERT'S, NYC

> Offering options for the speed rack is a powerful tool for our salesforce and the perfect fit for so many of our accounts. Misguided Spirits is a company we can all appreciate, and the quality is there at the right price point

JESSICA PARTINGTON
SVP SPIRITS

> One of the most underrated whiskeys I know is from Misguided Spirits. I discovered their rye a couple years ago and I really don't think there's a better bang for your buck out there. It fits perfectly in any classic cocktail. Probably my favorite cocktail I've made with it is the Cold Fashioned, using Misguided Spirits' Hinky Dink's Working Man's Whiskey, amaro, and cold brew liqueur.

JAMES DEFOOR
BEVERAGE DIRECTOR • RA-RA RHINO



The above testimonials may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.



partnerships with Union Beer, where we quickly became a top brand, and then later with Winebow, setting us up for consistent growth as we scale this success nationally.



NEW YORK CITY
METRO
MARKET SHARE
MARKET SHARE (%)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
5 YR PROJECTED
3 YR CURRENT
EQUAL TO
300K
CASES!
VODKA
GIN
TEQUILA
WHISKEY
RUM
TRIPLE SEC
TOTAL CATEGORY
CATEGORY

We believe we are positioned to achieve our growth ambition of a 1% share, inspired by our strong performance in one of the most competitive markets in the world.

Expanding Beyond New York

Misguided Spirits has established strong distribution across several key markets in the U.S., including Massachusetts, Rhode Island, Connecticut, Delaware, New York, New Jersey, Washington D.C., Maryland, South Carolina, Tennessee, Kentucky, Georgia, Florida, Illinois, Oklahoma, Wisconsin, Minnesota, California, and Washington. As we look ahead, our focus will be on expanding into strategic markets such as Pennsylvania, Texas, Nevada, Colorado, Arizona, Missouri, Kansas, and Oregon. By continuing to build out our distribution footprint, we aim to capture growing consumer demand across




Misguided Spirits has generated $6 million in revenue since launching in 2020 and has established what we believe is a proven track record of growth.

WHY INVEST

Why Misguided Spirits is Your Next Big Investment Opportunity

Let's not sugarcoat it—Misguided Spirits isn't just another brand trying to ride the premium spirits wave. We're the scrappy underdog shaking things up, running lean, and getting bigger by the day without the corporate nonsense. Bartenders love us because we're not selling overpriced mediocrity, and



As consumer preferences shift from super-premium spirits to more accessible brands, Misguided Spirits is perfectly positioned to capture that volume. We offer the same super-premium quality but at a more approachable price point. People want value without compromising on taste or craftsmanship, and that's exactly what we deliver. Our brand is built to thrive as consumers trade down, giving bars and customers a premium option that hits the sweet spot between affordability and high-end appeal. We're not just surviving the shift—we're leading it.



ABOUT

HEADQUARTERS

**379 Stratford Rd
Des Plaines, IL 60016**

WEBSITE

View Site

Misguided Spirits is an employee-owned, fast-growing premium house spirits brand, built by industry veterans, offering high-quality spirits that bartenders are proud to pour and consumers love to drink.


TERMS
Misguided Spirits

Overview

PRICE PER SHARE	**VALUATION**
$10	$20M
DEADLINE ⓘ	**FUNDING GOAL** ⓘ
Feb. 25, 2024 at 7:59 AM UTC	$124k - $1.24M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$100	Equity
MAX INVESTMENT ⓘ	**SHARES OFFERED**
$1,235,000	Class B Common Stock
MIN NUMBER OF SHARES OFFERED	
12,400	
MAX NUMBER OF SHARES OFFERED	
123,500	

Maximum Number of Shares Offered subject to adjustment for bonus shares

---

SEC Recent Filing   →

Offering Memorandum   →

Financials   ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,869,356	$623,426


Accounts Receivable	$256,022	$51,558
Short-Term Debt	$2,623,964	$896,117
Long-Term Debt	$1,563,640	$753,680
Revenue & Sales	$2,007,598	$1,382,168
Costs of Goods Sold	$1,301,386	$1,238,896
Taxes Paid	$0	$0
Net Income	-$1,436,877	-$959,437

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives and Bonuses*

Loyalty Bonus


The Advocate – Invest $1,000+ within the first two weeks and receive 15% bonus shares

The Ambassador – Invest $5,000+ within the first two weeks and receive 20% bonus shares

The Misguided Spirit – Invest $10,000+ within the first two weeks and receive 25% bonus

shares

Amount-Based Investor Perks

Tier 1: Invest $100 and receive 10.00 credit for Misguided Merch or Spirits.

Tier 2: Invest $250 and receive 25.00 credit for Misguided Merch or Spirits.

Tier 3: Invest $500 and receive 50.00 credit for Misguided Merch or Spirits.

Tier 4: Invest $1,000 and receive 100.00 credit for Misguided Merch or Spirits.

Tier 5: Invest $2,500 and receive 200.00 credit for Misguided Merch or Spirits.

Tier 6: Invest $5,000 and receive 400.00 credit for Misguided Merch or Spirits.

Tier 7: Invest $10,000 and receive a custom MS Neon and 400.00 credit for Misguided Merch or Spirits.

Tier 8: Invest $25,000 and receive an opportunity to Host a Misguided Spirits House Party with one of the founders bar tending your event, a limited edition Neon Bar Sign, and the required spirits for the party.

Tier 9: Invest $50,000 and receive an exclusive invitation to Oaxaca Mexico to finalize Black Doves Sacred Heart Mezcal, The Misguided House Party, a limited edition Neon Bar Sign, and the required spirits for the event.

Mid-Campaign Perks

Mid-Campaign Perk 1 – Invest $500 between days 30-35 and receive 5% bonus shares

Mid-Campaign Perk 2 – Invest $1,000 between days 60-65 and receive 10% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Misguided Spirits will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.



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For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I am James Zinkand and I am on of the founders of Misguided Spirits. And look, I've worked in every role in the bar industry and I've watched bartenders take the punishment for bad booze.

I am Chad Wodskow, we started Misguided Spirits so bars can serve something real.

Yeah. It's for bars that want their regulars coming back.

It's for the bars that care more about their guests than their Instagram followers.

And we didn't set out to make a corporate brand. We set out to make something that felt like home. A little flawed, but always welcoming. And like all good things in life, it's worth more than you'll pay.

Because helping bars keep their costs down? Now *that's* great business. And that's something I'll drink to.

I didn't start Misguided Spirits because I had it all figured out. I started it because I was tired of seeing people settle for less—whether it was in the bar or in life.

Look, I've worked in bars everywhere, and I've seen how people settle for what's in front of them, without realizing there's something better.

You know what it's like, right? When people tell you that you need a fancy degree or a 9- to-5 job to make it? That's all bull. I've seen too many people stuck, working jobs they hate.

But here's the thing: Misguided Spirits is for people who see the world a little differently. It's for the ones who are hustling, grinding. You don't need a degree to be smart. You don't need a degree to invest in something real. What you do need is guts.

James is right. You don't have to follow the rules to succeed. I mean, look at us. We didn't sit around waiting for permission to create something cool. We took action. And now? We've built a brand that's breaking through in one of the toughest industries out there. No we're in 17 markets already and our booze is flying off shelves.

You know why this matters? Because for the longest time, people like us were told we couldn't do things like this. But we did, and so can you.

And trust me, when we say we're in this together, we mean it. We're growing fast, and we've got so much more ahead of us. You can get in now and be part of something that's gonna change this industry.

So why would you want to invest in Misguided Spirits? Because we're not just selling vodka. We're selling an idea. That you can come from anywhere, be anyone, and still build something big.

Yeah, and it's a damn fun ride. Maybe not at the moment, but are you ready to take part of it?

Misguided Spirits isn't just booze. It's for the bartenders, the rebels. And our house spirits don't just sit in the rail—they mix better and taste better than most the brands out there.

Howe & Hummel's Crooked Vodka. Smooth, clean, versatile—made to play nice in any cocktail, no frills, just good taste.

Bathhouse John's Well Dressed Gin. It's balanced, aromatic, and makes every cocktail sing.

Hinky Dink's Workingman's Whiskey. It's whiskey you can drink straight or mix without a second thought.

Caribbean Queen's Red Sky Rum. This is for those who appreciate depth—it's got layers.

Black Dove's Sacred Heard Tequila. Pure, unpretentious, a shot you won't regret in the morning.

We've got momentum. Our team, our distributors, and the 1,000 accounts pushing Misguided Spirits. They are helping us grow by over 50% a year.

But that's not enough. We've set our sights higher. We don't want to just sell spirits, we want to create something un[BLEEP] forgettable —a brand that breaks the rules and redefines the game. But we can't do it through the usual corporate funding.

That's right James, We need people like you—people who believe in something more. People who are just misguided enough to think they can change the world by investing in a spirits company.

But it's more than that—we're building a movement. New products, loyalty programs, events—we're creating a community for people who live and breathe what we stand for. People like you.

We're not just raising money, we're raising a movement. By investing in Misguided Spirits, you're joining something bigger. You're becoming one of us, your becoming part of the Misguided.

Be one of us. Join the Misguided.

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Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.